Exhibit 99.1

 Fuling Global Subsidiary Acquires

Remaining Outstanding Shares of Domo

WENLING, Zhejiang Province, China and ALLENTOWN, Pennsylvania, June 19, 2020 -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a manufacturer and distributor of mainly environmentally-friendly plastic and paper foodservice disposable products, today announced that its wholly owned subsidiary, Total Faith Holdings Limited (“Total Faith”), has completed the acquisition of the remaining outstanding 51% of Domo Industry Inc. (“Domo”) shares, through a share purchase agreement. Total Faith now owns Domo in its entirety.

Domo was established in the State of New York in 2007 and produces and distributes plastic and paper serviceware. Prior to the share purchase agreement, Total Faith held 49% of Domo’s shares, but maintained effective contract control over its operating results, assets and liabilities.

About Fuling Global Inc.

Fuling Global manufactures and distributes mainly environmentally-friendly disposable serviceware for the foodservice industry from six precision manufacturing facilities in the U.S., Mexico, Indonesia and China. The Company’s plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers, including some of the world’s most notable quick-service restaurants and retailers, primarily in the U.S. China, Canada and European countries. More information about the Company can be found at: http://ir.fulingglobal.com/.

# # #

Company Contact:	Investor and Media Relations Contact:
Fuling Global Inc.	PondelWilkinson Inc.
Gillian Hu, CFO	Judy Lin Sfetcu / Roger Pondel
Email: gillian.hu@fulingplastics.com.cn	Email: jsfetcu@pondel.com
Phone: 1-310-279-5980